On September 26, 2008, the fund entered into an Agreement with another registered investment company (each a Seller) managed by Putnam Management. Under the Agreements, the Seller sold to the fund the right to receive, in the aggregate, $2,002,118 in net payments from Lehman Brothers
Special Financing, Inc. in connection with certain terminated derivatives transactions(the Receivable), in exchange for an initial payment plus
(or minus) additional amounts based on the funds ultimate realized gain (or loss) with respect to the Receivable. The
Receivable will be offset against the funds net payable to Lehman Brothers Special Financing, Inc. The Agreement, which is included in the statement of assets and liabilities, is valued at fair value following procedures approved by the Trustees. All remaining payments under the agreement will be recorded as realized gain or loss.